UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENIUS PRODUCTS, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 per value per share
(Title of Class of Securities)

37229R206
(CUSIP Number)

with a copy to:
Peter Hurwitz The Weinstein Company Holdings LLC 375 Greenwich Street, 3rd Floor New York, NY 10013 (212) 941-3800	James H. Schwab Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229R206	Page 2 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Weinstein Company Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER (See Item 5) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37229R206	Page 3 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harvey Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER (See Item 5) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37229R206	Page 4 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Robert Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER (See Item 5) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37229R206	Page 5 of 13 Pages

SCHEDULE 13D

EXPLANATORY NOTE

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Genius Products, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are the holders of Class W Units (the “Class W Units”) in Genius Products, LLC (the “Distributor”), to which the Issuer contributed substantially all of its operating assets on July 21, 2006. As disclosed in the Issuer’s Statement on Schedule 14A dated June 6, 2006, 70% of the Class W Units became redeemable for cash (at the Issuer’s option, with the approval of the holders thereof) or Common Stock, beginning on July 21, 2007, subject to certain limitations. The percentage of the outstanding Class W Units that are redeemable increased to 80% on January 1, 2008 and will increase to 90% on January 1, 2009 and 100% on January 1, 2010. As a result of owning the Class W Units, the Reporting Persons may be deemed to beneficially own the shares of Common Stock for which the Class W Units are redeemable.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D relates to the beneficial ownership of Common Stock of the Issuer. The Issuer has its principal executive offices at 2230 Broadway, Santa Monica, CA 90404.

(a) - (c), (f) This Schedule 13D is being filed by The Weinstein Company Holdings LLC, a Delaware limited liability company (“TWC Holdings”), Harvey Weinstein, a citizen of the United States, and Robert Weinstein, a citizen of the United States, hereafter collectively referred to as the “Reporting Persons” and each individually referred to as a “Reporting Person.”

TWC Holdings is a holding company that conducts substantially all of its business relating to the motion picture industry through operating subsidiaries. Harvey Weinstein and Robert Weinstein are siblings and are the controlling persons of TWC Holdings by virtue of each being a fifty percent owner of the class of TWC Holdings limited liability company interests that has management authority over TWC Holdings. The principal occupation of each of Harvey Weinstein and Robert Weinstein is to act as Co-Chairman of TWC Holdings. The address of TWC Holdings’ principal executive offices and the business address of each of Harvey Weinstein and Robert Weinstein is 375 Greenwich Street, 3rd Floor, New York, NY 10013.

CUSIP No. 37229R206	Page 6 of 13 Pages

SCHEDULE 13D

The name, residence or business address, citizenship and present principal occupation of each executive officer and member of the Board of Representatives of TWC Holdings are as follows:

NAME AND TITLE	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Tarak Ben Ammar Board of Representatives Member	Quinta Communications SA 16 Avenue Hoche 75008 Paris France	President of Quinta Communications SA	France

Gaurav Bhandari Board of Representatives Member	Goldman, Sachs & Co. 85 Broad Street 28th Floor New York, NY 10004	Managing Director Goldman Sachs Asset Management	India

Anand Desai Board of Representatives Member	Eton Park Capital Management 825 Third Avenue 9th Floor New York, NY 10022	Senior Managing Director of Eton Park Capital Management	U.S.A.

Peter Hurwitz General Counsel	The Weinstein Company 375 Greenwich Street, 3rd Floor New York, NY 10013	General Counsel of The Weinstein Company Holdings LLC	U.S.A.

Richard Koenigsberg Board of Representatives Member	888 Seventh Avenue, 35th Floor New York, NY 10106	Partner of Spielman Koenigsberg & Parker LLP, CPAs	U.S.A.

Larry Madden Executive Vice President and CFO	The Weinstein Company 375 Greenwich Street, 3rd Floor New York, NY 10013	Executive Vice President and CFO of The Weinstein Company Holdings LLC	U.S.A.

Irwin Reiter Executive Vice President in Charge of Accounting and Financial Reporting	The Weinstein Company 375 Greenwich Street, 3rd Floor New York, NY 10013	Executive Vice President in Charge of Accounting and Financial Reporting of The Weinstein Company Holdings LLC	U.S.A.

Lee Solomon Executive Vice President and COO	The Weinstein Company 375 Greenwich Street, 3rd Floor New York, NY 10013	Executive Vice President and COO of The Weinstein Company Holdings LLC	U.S.A.

Harvey Weinstein Co-Chairman of the Board of Representatives	The Weinstein Company 375 Greenwich Street, 3rd Floor New York, NY 10013	Co-Chairman of the Board of Representatives of The Weinstein Company Holdings LLC	U.S.A.

Robert Weinstein Co-Chairman of the Board of Representatives	The Weinstein Company 375 Greenwich Street, 3rd Floor New York, NY 10013	Co-Chairman of the Board of Representatives of The Weinstein Company Holdings LLC	U.S.A.

Dirk Ziff Board of Representatives Member	Ziff Brothers Investments 153 East 53rd Street New York, NY 10022	Chairman of Ziff Brothers Investments	U.S.A.

CUSIP No. 37229R206	Page 7 of 13 Pages

SCHEDULE 13D

(d) - (e) During the five years prior to the date hereof, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any individual otherwise identified in response to this Item 2, has been (i) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 is incorporated by reference into this Item 3 by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

(a)-(g) Pursuant to the Master Contribution Agreement, dated as of December 9, 2005, amended as of March 15, 2006, April 26, 2006, May 30, 2006 and June 28, 2006 (the “Contribution Agreement”), the Issuer, The Weinstein Company LLC (“TWC”), a Delaware limited liability company and wholly owned subsidiary of TWC Holdings, and TWC Holdings entered into a new venture to exploit the exclusive U.S. home video distribution rights to certain feature film and direct-to-video releases owned or controlled by TWC (the “Transaction”).

The Issuer’s stockholders voted to approve the Transaction at a Special Meeting of Stockholders held on July 21, 2006 and the Transaction closed on such date. Under the terms of the Contribution Agreement, at the closing of the Transaction (“Closing”), the Issuer contributed to the Distributor substantially all of its assets, employees and existing businesses and certain liabilities, and the Distributor now holds a distribution agreement from TWC entitling it to distribute in the United States, and receive a distribution fee on, certain filmed entertainment for which TWC owns or controls U.S. home video distribution rights.

At the Closing of the Transaction, the Distributor adopted an Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). The Distributor operates the new distribution business and the previously existing businesses of the Issuer, and continues to operate under the LLC Agreement following the Closing. A copy of the LLC Agreement has been filed as Exhibit B to this Schedule 13D, and is specifically incorporated herein by reference, and the description herein of the LLC Agreement is qualified in its entirety by reference to the LLC Agreement.

On September 17, 2007, the Distributor and its members, which, as of September 17, 2007, consisted of the Issuer, TWC Holdings and W-G Holding Corp., a Delaware corporation and subsidiary of TWC Holdings (“W-G Holding”), entered into a letter agreement (the “Letter”) relating to the LLC Agreement. In the Letter, the Distributor forwarded a corrected copy of Exhibit A to the LLC Agreement, which, among other things, set forth the number of units issued to the members of the Distributor as of July 21, 2006. A copy of the Letter has been filed as Exhibit C to this Schedule 13D, and is specifically incorporated herein by reference, and the description herein of the Letter is qualified in its entirety by reference to the Letter.

CUSIP No. 37229R206	Page 8 of 13 Pages

SCHEDULE 13D

At the Closing of the Transaction, the Issuer amended and restated its Certificate of Incorporation (as amended, the “Certificate of Incorporation”) to, among other things, provide for the designation of Series W Preferred Stock and issued 98.57143 shares of Series W Preferred Stock to TWC Holdings and 1.42857 shares of Series W Preferred Stock to W-G Holding. The Series W Preferred Stock provides (a) the right to elect five of the seven directors on the Issuer’s Board of Directors, (b) majority voting power over other actions requiring approval of the Issuer’s stockholders, and (c) the right to approve certain specified actions by the Issuer, as set forth in the Certificate of Incorporation. The Series W Preferred Stock has no rights to receive dividends and minimal liquidation value.

At the Closing of the Transaction, the Issuer’s Board of Directors increased from four to six members and two TWC executives, Larry Madden, Executive Vice President and CFO of TWC Holdings, and Irwin Reiter, Executive Vice President of Accounting and Financial Reporting of TWC Holdings, were elected to the Board of Directors of the Issuer. On December 12, 2006, the holders of Series W Preferred Stock, pursuant to their rights under the Certificate of Incorporation to elect up to five of the members of the Issuer’s Board of Directors, re-elected Mr. Madden, Mr. Reiter, James G. Ellis and Herbert Hardt as directors and appointed Bradley A. Ball as a director by unanimous written consent, thus increasing the Issuer’s Board of Directors from six to seven members. On December 5, 2007, the holders of Series W Preferred Stock re-elected Mr. Madden, Mr. Reiter, Mr. Ellis, Mr. Hardt and Mr. Ball as directors by unanimous written consent.

On April 22, 2008, TWC Holdings transferred 28,062,358 Class W Units of the Distributor to its indirect wholly-owned subsidiary Weinstein GP Holdings LLC, a Delaware limited liability company (“Weinstein GP Holdings”) and W G Holding transferred its 1.42857 shares of Series W Preferred Stock of the Issuer to TWC Holdings.

As a result of the foregoing transactions, as of the date hereof, TWC Holdings directly and indirectly owns 142,345,294 Class W Units of the Distributor (including 28,062,358 Class W Units owned directly by Weinstein GP Holdings and 2,033,504 Class W Units owned directly by W-G Holding), representing a 70% membership interest in the Distributor, which interest is redeemable, at TWC Holdings’ option, for Common Stock, or with TWC Holdings’ approval, cash. As a result of the foregoing transactions, as of the date hereof, TWC Holdings also directly owns 100 shares of Series W Preferred Stock, representing all of the issued and outstanding shares of Series W Preferred Stock of the Issuer.

The Reporting Persons intend to continuously review the Issuer’s business affairs, the capital needs of the Issuer, and general industry and economic conditions. Based on such review, the Reporting Persons may determine to (i) increase or reduce their beneficial ownership of Common Stock or the Class W Units or Series W Preferred Stock, (ii) approve an extraordinary corporate transaction with regard to the Issuer or (iii) take certain other actions enumerated in Item 4 of the instructions to Schedule 13D. In addition, TWC Holdings is currently in the process of exploring various alternatives with respect to its beneficial ownership of Common Stock, the Class W Units and the Series W Preferred Stock, including possible dispositions of all or a portion of such securities.

CUSIP No. 37229R206	Page 9 of 13 Pages

SCHEDULE 13D

Other than as set forth above, the Reporting Persons have no plan or proposal as of the date of this filing which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Pursuant to the terms and provisions of the LLC Agreement, the number of shares of Common Stock for which the Class W Units may be redeemed was initially set on a one-for-one basis, subject to adjustments based on the calculation of an adjustment factor (the “Adjustment Factor”). As set forth in the LLC Agreement, the Adjustment Factor takes into account, among other things, the issuance of Common Stock upon the exercise of options and warrants that were outstanding prior to the Closing. The foregoing description herein of the Adjustment Factor is qualified in its entirety by reference to the LLC Agreement.

Based on the Adjustment Factor calculated using the number of shares of Common Stock outstanding as of October 21, 2008, the 142,345,294 Class W Units owned directly and indirectly by TWC Holdings, representing a 70% membership interest in the Distributor (as more fully described in Item 4 herein), may be redeemed, as of the date hereof, for 157,754,172 shares of Common Stock. As a result, the Reporting Persons may be deemed to beneficially own 157,754,172 shares of Common Stock, representing approximately 70% of the issued and outstanding Common Stock of the Issuer on an as converted basis.

TWC Holdings has the sole power to vote or direct the vote of 0 shares of Common Stock that it may be deemed to beneficially own; has the shared power to vote or direct the vote of 157,754,172 shares of Common Stock that it may be deemed to beneficially own; has sole power to dispose or direct the disposition of 0 shares of Common Stock that it may be deemed to beneficially own; and has shared power to dispose or direct the disposition of 157,754,172 shares of Common Stock that it may be deemed to beneficially own.

(a)-(b) By virtue of the fact that Harvey Weinstein is a fifty percent owner of the class of TWC Holdings limited liability company interests that has management authority over TWC Holdings, Harvey Weinstein may be deemed to beneficially own such shares of Common Stock that may be deemed to be beneficially owned by TWC Holdings.

Harvey Weinstein has the sole power to vote or direct the vote of 0 shares of Common Stock that he may be deemed to beneficially own; has the shared power to vote or direct the vote of 157,754,172 shares of Common Stock that he may be deemed to beneficially own; has sole power to dispose or direct the disposition of 0 shares of Common Stock that he may be deemed to beneficially own; and has shared power to dispose or direct the disposition of 157,754,172 shares of Common Stock that he may be deemed to beneficially own.

CUSIP No. 37229R206	Page 10 of 13 Pages

SCHEDULE 13D

Harvey Weinstein hereby disclaims beneficial ownership of such Common Stock reported herein except to the extent of his pecuniary interest therein.

(a)-(b) By virtue of the fact that Robert Weinstein is a fifty percent owner of the class of TWC Holdings limited liability company interests that has management authority over TWC Holdings, Robert Weinstein may be deemed to beneficially own such shares of Common Stock that may be deemed to be beneficially owned by TWC Holdings.

Robert Weinstein has the sole power to vote or direct the vote of 0 shares of Common Stock that he may be deemed to beneficially own; has the shared power to vote or direct the vote of 157,754,172 shares of Common Stock that he may be deemed to beneficially own; has sole power to dispose or direct the disposition of 0 shares of Common Stock that he may be deemed to beneficially own; and has shared power to dispose or direct the disposition of 157,754,172 shares of Common Stock that he may be deemed to beneficially own.

Robert Weinstein hereby disclaims beneficial ownership of such Common Stock reported herein except to the extent of his pecuniary interest therein.

(c) To the knowledge of each Reporting Person, none of the persons named in Item 2 acquired or disposed of any shares of Common Stock during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

At the Closing of the Transaction, the Issuer and TWC entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer will register for resale the shares of Common Stock of the Issuer issuable upon redemption of TWC Holdings’ directly and indirectly held Class W Units of the Distributor. A copy of the Registration Rights Agreement has been filed as Exhibit D to this Schedule 13D, and is specifically incorporated herein by reference, and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement.

In connection with a working capital credit facility entered into by TWC Holdings, as borrower, TWC Holdings and W-G Holding Corp. have entered into a pledge agreement pursuant to which TWC Holdings and W-G Holding pledged to the lender thereunder Class W Units of the Distributor representing a majority of TWC Holdings’ interest in the Distributor. Under such pledge agreement, the lender does not have the right to vote or dispose of any of the Class W Units of the Distributor pledged thereunder unless TWC Holdings is in default (and such default is continuing) under the credit facility.

CUSIP No. 37229R206	Page 11 of 13 Pages

SCHEDULE 13D

From time to time and in connection with obtaining loans or effecting other financing transactions, TWC Holdings may grant to lenders additional security interests in all or a portion of TWC Holdings’ assets, including the Class W Units described herein. To perfect such security interests, the lenders may also require TWC Holdings to pledge the Class W Units as collateral. Such underlying loan agreements and financing documents may contain standard default provisions authorizing the lender, upon the occurrence of any default or breach by TWC Holdings, to foreclose upon the collateral that secures the TWC Holdings’ loan.

Except as set forth above or in Items 3, 4 or 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any individual otherwise identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. The information set forth in Items 3, 4 and 5 is incorporated into this Item 6 by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A --	Agreement dated as of October 23, 2008 -- Joint Filing of Schedule 13D.
Exhibit B --	Limited Liability Company Agreement of Genius Products, LLC, dated July 21, 2006 (incorporated by reference from Appendix C to the Issuer’s Definitive Proxy Statement filed on June 29, 2006).

Exhibit C --

Letter Agreement, dated as of September 17, 2007, by and among Genius Products, LLC, Genius Products, Inc., The Weinstein Company Holdings LLC and W-G Holding Corp (incorporated by reference from Exhibit 99.1 to the Issuer’s Report on Form 8-K filed on September 19, 2007).

Exhibit D --

Registration Rights Agreement, dated July 21, 2006, by and between Genius Products, Inc. and The Weinstein Company LLC (incorporated by reference from Exhibit 10.7 to the Issuer’s Report on Form 10-Q filed on November 20, 2006).

CUSIP No. 37229R206	Page 12 of 13 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2008

THE WEINSTEIN COMPANY HOLDINGS LLC
By:	/s/ Larry Madden
Name: Larry Madden Title: Executive Vice President and CFO

/s/ Harvey Weinstein
Harvey Weinstein

/s/ Robert Weinstein
Robert Weinstein

CUSIP No. 37229R206	Page 13 of 13 Pages

SCHEDULE 13D

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto that may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: October 23, 2008

THE WEINSTEIN COMPANY HOLDINGS LLC
By:	/s/ Larry Madden
Name: Larry Madden Title: Executive Vice President and CFO

/s/ Harvey Weinstein
Harvey Weinstein

/s/ Robert Weinstein
Robert Weinstein